ISSUER FREE WRITING PROSPECTUS (DATED OCTOBER 12, 2006)

(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED OCTOBER 2, 2006)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-128021

SAIC, INC.

COMMON STOCK

On October 2, 2006, SAIC, Inc., the issuer, filed Amendment No. 5 to its Registration Statement on Form S-1 (File No. 333-128021), which registration statement was declared effective by the Securities and Exchange Commission on the date of this communication. The following updates disclosure included in Amendment No. 5 and the preliminary prospectus which forms a part thereof. References below to “Old SAIC” are to Science Applications International Corporation.

The initial price to the public in connection with SAIC, Inc.’s initial public offering will be $15.00 per share. The issuer estimates that it will receive net proceeds from the sale of 75,000,000 shares of its common stock in its initial public offering of approximately $1.1 billion (or $1.2 billion if the underwriters exercise their over-allotment option of 11,250,000 shares in full), based on the initial public offering price and after deducting underwriting discounts and commissions and expenses payable by the issuer. The trade date is the date of this communication and underwriters expect to deliver shares to purchasers on October 17, 2006. The CUSIP number for SAIC, Inc.’s common stock is 78390X 10 1.

The Old SAIC Board of Directors declared a special dividend of $15 per share of Old SAIC class A common stock and $300 per share of Old SAIC class B common stock outstanding as of October 12, 2006. The estimated aggregate amount of the special dividend is $2.45 billion, based on the total number of shares of Old SAIC common stock outstanding as of September 30, 2006. The actual aggregate amount of the special dividend will depend on the total number of shares outstanding on the record date of October 12, 2006. Based on the estimated amount of the special dividend, the aggregate amount of the dividend will exceed the net proceeds from this offering by approximately $1.4 billion, assuming the underwriters do not exercise their over-allotment option. Purchasers of SAIC, Inc.’s common stock in the initial public offering will not be entitled to receive any portion of the special dividend declared by Old SAIC.

On a pro forma as-adjusted basis to reflect (i) the completion of the reorganization merger involving the issuer and Old SAIC, (ii) the completion of this offering and (iii) the payment of the special dividend:

•	consolidated cash and cash equivalents, working capital and total assets as of July 31, 2006 will be approximately $1.0 billion, $1.3 billion and $4.0 billion, respectively;

•	additional paid in capital, total stockholders’ equity and total capitalization as of July 31, 2006 will be approximately $1.3 billion, $1.2 billion and $2.4 billion, respectively;

•	basic pro forma as-adjusted earnings per share for the year ended January 31, 2006 and the six months ended July 31, 2006 will be $2.05 and $0.48, respectively; and

•	diluted pro forma as-adjusted earnings per share for the year ended January 31, 2006 and the six months ended July 31, 2006 will be $1.99 and $0.46, respectively.

You should consider the foregoing information together with the sections of the preliminary prospectus to which this communication relates, entitled “Capitalization,” “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the unaudited pro forma information contained in the “Audited Annual Financial Statements” and the “Unaudited Interim Financial Statements” of Science Applications International Corporation included in such preliminary prospectus.

To review a filed copy of the issuer’s current registration statement and the preliminary prospectus which forms a part thereof, click on the following link: http://www.sec.gov/Archives/edgar/data/1336920/000119312506200583/ds1a.htm

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS

OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837 (RETAIL INVESTORS) OR 1-866-718-1649 (INSTITUTIONAL INVESTORS).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.